Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Number 333-105196
Final Term Sheet

Issuer:	GATX Financial Corporation
Size:	$200,000,000
Maturity:	February 15, 2012
Coupon:	5.500%
Trade Date:	October 5, 2006
Issue Date:	October 11, 2006
Price to Public:	99.816%
Interest Payment Dates:	February 15 and August 15, commencing February 15, 2007
Benchmark Treasury:	4.500% due September 30, 2011
Treasury Price:	99-26
Treasury Yield:	4.542%
Spread to Treasury:	plus 100 basis points
Optional Redemption:	Make-whole call at any time at the greater of 100% of the notes being redeemed or discounted present value at the treasury rate plus 15 basis points
Joint Book-Running Managers:	Citigroup Global Markets Inc. and Banc of America Securities LLC
Lead Manager:	J.P. Morgan Securities Inc.
Co-Managers:	Calyon Securities (USA) Inc. and Piper Jaffray & Co.
The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or Banc of America Securities LLC toll-free at 1-800-294-1322.